Health Assurance Acquisition Corp.

20 University Road

Cambridge, Massachusetts 02138

October 26, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health Assurance Acquisition Corp. Draft Registration Statement on Form S-1 Submitted September 28, 2020 CIK No. 0001824013

Ladies and Gentlemen:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of Health Assurance Acquisition Corp. (the “Company”) set forth in your letter, dated October 22, 2020.

In order to facilitate your review of our responses, we have restated the Staff’s comments in this letter. For your convenience, we have also set forth our response to the Staff’s comment immediately below the corresponding comment.

Draft Registration Statement on Form S-1 submitted September 28, 2020

Alignment Shares, page 17

1.	Staff’s comment: Please include sample calculations for each bullet point on page 19, showing the number of shares into which the alignment shares will convert based on a range of price thresholds and VWAP for the last fiscal quarter of a hypothetical year. Please also clarify whether the alignment shares would convert into more than 2,500 shares of Class A if, after the greater than $10 or $13 per share threshold is met, the price per share declines below these thresholds.

Response: The Company acknowledges the Staff’s comment and advises the Staff that today the Company has included sample calculations pursuant to the Staff’s comment and clarified whether the alignment shares would convert into more than 2,500 shares of Class A if, after the greater than $10 or $13 per share threshold is met, the price per share declines below these thresholds.

Risk Factors

We may issue additional shares of Class A common stock..., page 41

2.	Staff’s comment: Please include sample calculations for each bullet point on page 19, showing the number of shares into which the alignment shares will convert based on a range of price thresholds and VWAP for the last fiscal quarter of a hypothetical year. Please also clarify whether the alignment shares would convert into more than 2,500 shares of Class A if, after the greater than $10 or $13 per share threshold is met, the price per share declines below these thresholds. In this risk factor you state, "We may also issue a substantial and potentially unlimited number of additional shares of Class A common stock in accordance with the terms of the alignment shares, as the alignment shares are not subject to a conversion limitation in the event of increases in the price of our Class A common stock. See “Description of Securities—Alignment Shares.”

Please include a separately headed Risk Factor discussing the potential unlimited future dilution from these issuances.

Response: The Company has included a separately headed Risk Factor discussing the potential unlimited future dilution from these issuances.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please do not hesitate to contact Christian O. Nagler at Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Hemant Taneja
Name: Hemant Taneja
Title: Chief Executive Officer

cc:	Christian O. Nagler
Aslam A. Rawoof
Kirkland & Ellis LLP